FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-213199
November 6, 2017

Final Pricing Term Sheet

FORTRESS BIOTECH, INC.

9.375% Series A Cumulative Redeemable Perpetual Preferred Shares
(Liquidation Preference $25.00 per Share)

Issuer:	Fortress Biotech, Inc.
Securities Offered:	9.375% Series A Cumulative Redeemable Perpetual Preferred Stock (“Series A Preferred Stock”).
Number of Shares:	1,000,000 shares of Series A Preferred Stock.
Number of Option Shares:	150,000 shares of Series A Preferred Stock.
Trade Date:	November 7, 2017.
Settlement and Delivery Date:	November 14, 2017 (T + 5).
Public Offering Price:	$25.00 per share of Series A Preferred Stock; $25,000,000 total (assuming no exercise of the underwriters’ option to purchase additional shares of Series A Preferred Stock).
Underwriting Discount:	$1.75 per share; $1,750,000 total (assuming no exercise of the underwriters’ option to purchase additional shares of Series A Preferred Stock).
Structuring Fee:	1.500%
Maturity Date:	Perpetual (unless redeemed by Issuer on or after December 15, 2022 or in connection with a change of control).
Ratings

The Series A Preferred Stock has received an “A-” investment-grade rating from Egan-Jones Rating Co., an independent, unaffiliated rating agency. Ratings are not a recommendation to purchase, hold or sell securities, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agency by the Issuer and information obtained by the rating agency from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the Series A Preferred Stock. Each rating should be evaluated independently of any other rating.

Dividend Rate:	9.375% per annum of the $25.00 liquidation preference per share (equivalent to $2.34375 per annum per share)
Dividend Payment Date:	Dividends on the Series A Preferred Stock shall accrue daily and be cumulative from, and including, the date of original issue and shall be payable quarterly every March 31, June 30, September 30 and December 31 (each such payment date, a “Dividend Payment Date,” and each such quarterly period, a “Dividend Period”); provided that if any Dividend Payment Date is not a Business Day, then the dividend which would otherwise have been payable on that Dividend Payment Date may be paid on the next succeeding Business Day, and no interest, additional dividends or other sums will accrue on the amount so payable for the period from and after that Dividend Payment Date to that next succeeding Business Day. The first dividend on the Series A Preferred Stock is scheduled to be paid on December 31, 2017 in the amount of $0.299479 per share of Series A Preferred Stock to the persons who are the holders of record of the Series A Preferred Stock at the close of business on December 15, 2017.

Liquidation Preference:	$25.00 per share of Series A Preferred Stock, plus accumulated and unpaid dividends.
Optional Redemption Date:	On and after December 15, 2022, for cash at a redemption price of $25.00 per share of Series A Preferred Stock, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption.
Special Optional Redemption:	Upon the occurrence of a Change of Control, the Issuer may, at its option, upon not less than thirty (30) days nor more than sixty (60) days’ written notice, redeem the Series A Preferred Stock, in whole or in part, within one hundred twenty (120) days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If, prior to the Change of Control Conversion Date, the Issuer provided notice of its election to redeem some or all of the shares of Series A Preferred Stock (whether pursuant to the Issuer’s optional redemption right described above or this special optional redemption right), the holders of shares of Series A Preferred Stock will not have the Change of Control Conversion Right with respect to the shares called for redemption. If the Issuer elects to redeem any shares of the Series A Preferred Stock as described in this paragraph, it may use any available cash to pay the redemption price.
Limited Conversion Rights Upon a Change of Control:

Upon the occurrence of a Change of Control, each holder of shares of Series A Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides irrevocable notice of its election to redeem the Series A Preferred Stock, in which case such holder will only have the right with respect to the shares of Series A Preferred Stock not called for redemption (unless the Issuer defaults in the payment of the redemption price and accumulated and unpaid dividends in which case such holder will again have a conversion right with respect to the shares of Series A Preferred Stock subject to such default in payment)) to convert some or all of the shares of Series A Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of the Issuer’s common stock per share of Series A Preferred Stock, which is equal to the lesser of:

•   the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series A Preferred Stock plus the amount of any accumulated and unpaid dividends (whether or not declared) to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Dividend Payment Date, in which case no additional amount for such accumulated and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and

•   13.05483 shares of common stock (the “Share Cap”), subject to certain adjustments described in the prospectus supplement. The Share Cap was derived by dividing the $25.00 liquidation preference by $1.915 (50% of the last sale price of our common stock as reported on the NASDAQ on November 6, 2017).

CUSIP/ISIN:	34960Q 208/US34960Q2084
Lead Manager and Joint Bookrunner:	B. Riley FBR, Inc.
Joint Bookrunners:	National Securities Corporation, H.C. Wainwright & Co., LLC

The Issuer has filed a registration statement (including a base prospectus dated November 29, 2016) and a preliminary prospectus supplement, dated November 1, 2017 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from B. Riley FBR, Inc. by calling (800) 846-5050.